

Josh Clemente · 2nd

Founder, Levels | Former SpaceX | CrossFit L2

Austin, Texas, United States · Contact info

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Levels

The Catholic University of America

Experience

Founder and President
Levels · Full-time
Jun 2019 - Present · 4 yrs 10 mos

Levels helps you see how food affects your health. By leveraging biosensors like continuous glucose monitors (CGM), Levels provides real-time feedback on how diet and lifestyle choices impact yo ...see more

Founder
Frontier Biometric · Full-time
Mar 2018 - Jun 2019 · 1 yr 4 mos

Improving awareness and accessibility of biosensor technology for health, wellness, and longevity.

Independent Engineering Consultant
Self-employed
Apr 2017 - Mar 2018 · 1 yr

Inventor of the novel mechanisms of the ARES elevated access system patented under US11174677



ARES Elevated Tactics System
http://www.mit.technology Introducing the unparalleled ARES by Mission Integrated Technologies. First and only ETS capable of directly reaching up to 8 meters - and the...

Senior Design Engineer
Hyperloop One
Mar 2016 - Apr 2017 · 1 yr 2 mos
Greater Los Angeles Area

Responsible for design, build, and test of Hyperloop structural systems.

Lead Life Support Systems Engineer
SpaceX
Aug 2010 - Jan 2016 · 5 yrs 6 mos
Hawthorne, California

Team lead charged with development of all pressurized life support systems aboard the Crew Dragon spacecraft including Oxygen breathing system and cabin pressure and fire controls. In 2020, the ...see more

Owner/General Contractor

ForrestWorks

Jun 2005 - Jun 2010 · 5 yrs 1 mo

Stafford, VA

Small to medium scale home renovation projects including kitchens, basements and bathrooms. Traditional wood, laminate, and tile flooring installation. Deck construction and exterior remodeling and roofing projects.

Education

The Catholic University of America

Bachelor of Engineering - BE, Mechanical Engineering

2006 - 2010

Activities and societies: Phi Eta Sigma Freshman Honor Society, Rugby Club

Licenses & certifications

CrossFit Level 2 Trainer

CrossFit, LLC

Issued Aug 2019 · Expires Aug 2024

Nitrox-rated SCUBA

PADI